Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-182403) on Form S-3 of Weyerhaeuser Company and subsidiaries of our reports dated February 19, 2013, with respect to the consolidated balance sheets of Weyerhaeuser Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Weyerhaeuser Company and subsidiaries, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Seattle, Washington

June 17, 2013